UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission File No. 1-10308

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:
Avis Voluntary Investment
Savings Plan
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cendant Corporation
9 West 57th Street
New York, New York 10019

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of
Avis Voluntary Investment Savings Plan:
We have audited the accompanying statements of net assets available for benefits of Avis Voluntary Investment Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2005, and (2) delinquent participant contributions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/  Deloitte & Touche LLP
New York, New York
June 22, 2006

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Investments:
Cash and cash equivalents	$326,003	$52,362
Mutual funds	22,844,556	26,198,361
Common/collective trusts	36,616,796	24,331,254
Guaranteed investment contracts	5,118,438	18,279,435
Cendant Corporation common stock	251,944	292,991
Loans to participants	2,073,535	2,120,402

Total investments	67,231,272	71,274,805

Receivables:
Participant contributions	79,833	42,877
Employer contributions	108,308	61,549
Interest and dividends	26,353	22,748

Total receivables	214,494	127,174

NET ASSETS AVAILABLE FOR BENEFITS	$67,445,766	$71,401,979

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS:
Net investment income:
Interest and dividends	$3,163,162
Net appreciation in fair value of investments	758,333

Net investment income	3,921,495

Contributions:
Employer	3,205,136
Participants	2,310,636
Rollovers	48,080

Total contributions	5,563,852

Total additions	9,485,347

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	5,576,844
Transfers of participant account balances to affiliated plans	7,853,441
Administrative expenses	11,275

Total deductions	13,441,560

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(3,956,213)
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	71,401,979

END OF YEAR	$67,445,766

The accompanying notes are an integral part of these financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Avis Voluntary Investment Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document which is available from Avis Rent A Car System, Inc. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Cendant Corporation (“Cendant”).

The Plan is a defined contribution plan and provides Internal Revenue Code (the “IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company, FSB (the “Trustee”) is the Plan’s trustee.

During 2004, the Plan was amended to allow for certain of the Company’s employee account balances to be transferred to and assumed by the Cendant Car Rental Operations Support, Inc. Retirement Savings Plan (the “CCROS Plan”), as a result of Cendant Car Rental Operations Support, Inc.’s establishment of the CCROS Plan on April 1, 2004. The Plan’s Statement of Changes in Net Assets Available for Benefits includes transfers of participant account balances to affiliated plans, which consists primarily of net assets transferred to the CCROS Plan during 2005.

The following is a summary of certain Plan provisions:

Eligibility – Each employee may elect to become a contributing participant after having met all of the following requirements: (i) the status of a non-union employee, (ii) the attainment of age 21 and (iii) the completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of specified compensation in 1% increments up to the statutory maximum of $14,000 for 2005. In addition, employees participating in the Plan may make additional contributions (that are not matched by employer contributions) from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $4,000 as a catch up contribution, resulting in a total pre-tax contribution of $18,000 for 2005.

Employer Contributions – The Company contributes to the Plan with respect to each participating employee: (i) an amount equal to the sum of 50% of the first 6% of the participant’s compensation that is contributed to the Plan, plus (ii) an amount equal to 3% of participants’ annual compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis.

The fund reallocation must be in 1% increments and includes both employee and employer contributions. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund.

Vesting – Participants are fully vested at all times with respect to their contributions to the Plan. Company matching contributions are fully vested upon 3 years of service without partial vesting prior thereto. The Company’s 3% contribution vests immediately.

Loan Provisions – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance provided the vested balance is at least $2,000. The loans are secured by the balance in the participant’s vested account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments, certain administrative expenses and withdrawals. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment, subject to the vesting requirements of the Plan. Participants are entitled to withdraw a certain portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $74,600 at December 31, 2005. At December 31, 2004, no participants had elected to withdraw from the Plan who had not been paid.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. As of December 31, 2005 and 2004, forfeited non-vested account balances were $72,012 and $49,318, respectively.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments in Cendant Corporation common stock, mutual funds, the common/collective trusts that do not invest in guaranteed investment contracts, loans to participants and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts that do not invest in guaranteed investment contracts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. Loans to participants are valued at cost, which approximates fair value. A portion of the Plan’s investments in common/collective trusts consists of a fund that invests primarily in guaranteed investment contracts with high quality insurance companies. The Plan’s investment in this common/collective trust is valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals. The value recorded in the Plan’s financial statements for such fund was $34,910,881 and $24,090,357 at December 31, 2005 and 2004, respectively. The Plan’s investments in guaranteed investment contracts are recorded at contract value, which equals principal plus accrued interest less administrative expenses and withdrawals (See Note 4 – Investment Contracts).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2005, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts, guaranteed investment contracts and Cendant Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Benefit Payments – Benefits to participants are recorded when paid.

3.	INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31,:

	2005	2004

* Merrill Lynch Retirement Preservation Trust	$34,910,881	$24,090,357
Allianz CCM Capital Appreciation Fund	5,342,508	-
Principal Life Insurance Company	5,118,438	4,880,175
MFS Value Fund	4,086,755	4,660,272
Peoples Benefit Life Insurance Company	-	8,388,941
PIMCO CCM Capital Appreciation Fund	-	6,186,211
John Hancock Life Insurance Company	-	5,010,319

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

2005

Mutual funds	$613,432
Common/collective trusts	215,717
Cendant Corporation common stock	(70,816)

$758,333

*	Permitted party-in-interest

4.	INVESTMENT CONTRACTS

The plan has guaranteed investment contracts that provide a guaranteed return on principal invested over a specified time period. All investment contracts are fully benefit responsive and are recorded at contract value. The total contract value at December 31, 2005 and 2004 was $5,118,438 and $18,279,435, respectively, which approximates fair value. There were no reserves against such contract values at December 31, 2005 or 2004. The crediting interest rate was 6.19% at December 31, 2005 and ranged from 6.19% to 7.71% at December 31, 2004. The average yield of these investments for the 2005 plan year was 6.63%.

5.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated October 25, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PARTY-IN-INTEREST TRANSACTIONS

Exempt party-in-interest transactions— A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company, FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2005 and 2004, the Plan held 14,605 and 12,532 shares of Cendant Corporation common stock with a cost basis of $256,296 and $281,557, respectively.

Nonexempt party-in-interest transaction— Participant contributions of $114,437 withheld by the Company as of October 28, 2005 were not remitted to the Plan within the time period prescribed by Department of Labor regulations. The Company remitted such contributions to the Plan on November 29, 2005. During 2006, the Company also remitted to the Plan investment income that participants would have earned, if such contributions were remitted timely. The Company has completed required IRS filings and paid excise taxes in connection with such transaction.

7.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.
* * * * * *

Plan Number: 002
EIN: 11-1998661
AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

Identity of Issue, Borrower,	Description	Shares, Units		Current
Current Lessor or Similar Party	of Investment	or Par Value	Cost (c)	Value

Cendant Corporation Common Stock (a)	Common stock fund	14,605		$251,944
Oppenheimer Emerging Markets Equity Trust	Common/collective trust	70,060		1,342,354
Oppenheimer International Growth Trust	Common/collective trust	12,478		138,260
Merrill Lynch Retirement Preservation Trust (a)	Common/collective trust	34,910,881		34,910,881
Merrill Lynch Equity Index Trust Fund (a)	Common/collective trust	15,624		225,301
Principal Life Insurance Company	Guaranteed investment contract (d)	5,118,438		5,118,438
Allianz CCM Capital Appreciation Fund	Mutual fund	275,956		5,342,508
Allianz Capital Renaissance Fund	Mutual fund	18,361		398,258
Davis NY Venture Fund	Mutual fund	72,988		2,486,706
Harbor Small Capital Value Fund	Mutual fund	139,019		2,756,752
ING International Value Fund	Mutual fund	99,502		1,778,111
Lord Abbett Bond Debenture Fund	Mutual fund	19,877		154,643
MASS Investment Growth Stock Fund	Mutual fund	33,549		431,773
MFS Mid-Cap Growth Fund	Mutual fund	20,675		190,002
MFS Value Fund	Mutual fund	176,457		4,086,755
Oppenheimer Capital Appreciation Fund	Mutual fund	50,206		2,205,029
Oppenheimer Quest Balanced Value Fund	Mutual fund	11,096		198,181
PIMCO Total Return Fund	Mutual fund	189,957		1,994,554
Scudder RREEF Real Estate Fund	Mutual fund	20,679		430,321
The Oakmark Equity and Income Fund	Mutual fund	10,848		270,986
Vanguard Explorer Admiral Fund	Mutual fund	1,716		119,977
Various participants	Participant loans (b)			2,073,535
Cash and cash equivalents				326,003

Total				$67,231,272

(a)	Represents a permitted party-in-interest.
(b)	Maturity dates range from January 2006 to October 2020 at interest rates of 4.75% to 10.5%.
(c)	Cost information is not required for participant-directed investments.
(d)	Matures in December 2006 and bears interest at 6.19% as of December 31, 2005.
******

Plan Number: 002
EIN: 11-1998661
AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4a – SCHEDULE OF DELINQUENT
PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2005

Question 4a, “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

	Relationship to the
	Plan, Employer
	or Other Party-
Identity of Party	in-Interest	Amount	Description of Transaction

Avis Rent A Car System, Inc.	Employer	$114,437	Participant contributions withheld by the Company as of October 28, 2005 were not remitted to the Plan within the time period prescribed by Department of Labor regulations. The Company remitted such contributions to the Plan on November 29, 2005. During 2006, the Company also remitted to the Plan investment income that participants would have earned, if such contributions were remitted timely.
******

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Voluntary Investment Savings Plan

By:	/s/ Terence P. Conley

Terence P. Conley
Executive Vice President,
Human Resources and
Corporate Services
Cendant Corporation
Date: June 23, 2006